FORM 11-K


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 31, 1993


HARSCO CORPORATION SAVINGS PLAN II
(Full title of the Plan)


HARSCO CORPORATION
(Name of issuer of the securities held pursuant to the Plan)


Camp Hill, PA  17001-8888
(Address of principal executive office)


Telephone - (717) 763-7064



Financial Statements and Exhibits

  (a)  Financial Statements.

  The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

  (b)  Exhibits.

      (1)  Consent of Independent Accountants

      (2)  Participant's Statement of Account

      (3)  Description of Federal Tax Considerations

      (4)  Appendix B to Savings Plan II



HARSCO CORPORATION SAVINGS PLAN II

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT



Report of Independent Accountants

Financial Statements:

  Statement of Net Assets Available for Benefits with Fund Information:

    December 31, 1993 - Funds A and C (commingled), Funds B, E and F December 31, 1992 - Funds A and C (commingled), Funds B, E and F

  Statements of Changes in Net Assets Available for Benefits with Fund Information for the year ended:

    December 31, 1993 - Funds A and C (commingled), Funds B, E and F

Notes to Financial Statements 8-13

Supplemental Schedules:

  Assets Held for Investment Purposes as of December 31, 1993 - 27(a)*

  Reportable Transactions for the year ended December 31, 1993 - 27(d)*


* Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1993.




REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrative Committee
of the Harsco Corporation Savings Plan II:

  We have audited the accompanying financial statements of the Harsco Corporation Savings Plan II listed in the index on page 3 of this Form 11-K. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note 5 to the financial statements, effective January 1, 1994, the Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in the net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  As discussed in Note 2 to the financial statements, the Company changed its method of accounting for participant withdrawals in 1993.


                                    COOPERS & LYBRAND

Philadelphia, Pennsylvania
June 28, 1994



HARSCO CORPORATION SAVINGS PLAN II

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

December 31, 1993

                                                               Harsco
                                                               Common          Fixed          Managed        Indexed
                                                                Stock          Income         Equity         Equity
                                                  Total       Funds A & C      Fund B         Fund E         Fund F
                                               __________     ___________    __________     __________     __________
Assets

Investments, at fair value (Note 2)
  Harsco Corporation 220,177 shares of
    common stock (cost $6,581,481)            $ 8,944,705    $ 8,944,705    $         -    $         -    $         -

  Mutual Funds (cost $613,021 and
    $348,985, respectively)                     1,012,081              -              -        641,341        370,740

  Short-term investments
      (at cost which approximates market)             652            633             11              5              3
                                               __________     __________     __________     __________     __________
                                                9,957,438      8,945,338             11        641,346        370,743

Investments, at contract value (Note 2)
  Guaranteed rate group annuity contract        1,638,314              -      1,638,314              -              -
                                               __________     __________     __________     __________     __________
    Total investments                          11,595,752      8,945,338      1,638,325        641,346        370,743
                                               __________     __________     __________     __________     __________
Contributions Receivable:
  Employer's                                      161,366        161,366              -              -              -

  Participants'                                   234,425        118,742         53,291         36,691         25,701

Interest Receivable                                 6,123              -              -              -          6,123
                                               __________     __________     __________     __________     __________
    Total receivables                             401,914        280,108         53,291         36,691         31,824
                                               __________     __________     __________     __________     __________
    Total assets                               11,997,666      9,225,446      1,691,616        678,037        402,567

Liabilities

  Payable to Harsco Savings Plan                  (43,817)       (43,817)             -              -              -
                                               __________     __________     __________     __________     __________
  Net assets available for benefits           $11,953,849    $ 9,181,629    $ 1,691,616    $   678,037    $   402,567
                                               __________     __________     __________     __________     __________
                                               __________     __________     __________     __________     __________


The accompanying notes are an integral part of the financial statements.


HARSCO CORPORATION SAVINGS PLAN II

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

December 31, 1992

                                                               Harsco
                                                               Common          Fixed          Managed        Indexed
                                                                Stock          Income         Equity         Equity
                                                  Total       Funds A & C      Fund B         Fund E         Fund F
                                               __________     ___________    __________     __________     __________
Assets

Investments, at fair value (Note 2)
  Harsco Corporation 178,153 shares of
    common stock (cost $4,874,831)            $ 6,750,373    $ 6,750,373    $         -    $         -    $         -

  Mutual Funds (cost $326,922 and
    $178,899, respectively)                       492,960              -              -        309,115        183,845

  Short-term investments
      (at cost which approximates market)         262,199        118,236         54,544         52,086         37,333
                                               __________     __________     __________     __________     __________
                                                7,505,532      6,868,609         54,544        361,201        221,178

Investments, at contract value (Note 2)
  Guaranteed rate group annuity contract        1,421,996              -      1,421,996              -              -
                                               __________     __________     __________     __________     __________
    Total investments                           8,927,528      6,868,609      1,476,540        361,201        221,178
                                               __________     __________     __________     __________     __________
Contributions Receivable:
  Employer's                                       68,362         68,362              -              -              -

  Participants'                                   163,274         90,043         32,914         23,881         16,436

Interest Receivable                                   809            654              -             85             70
                                               __________     __________     __________     __________     __________
      Total receivables                           232,445        159,059         32,914         23,966         16,506
                                               __________     __________     __________     __________     __________
      Total assets                              9,159,973      7,027,668      1,509,454        385,167        237,684

Liabilities

  Payable to Harsco Savings Plan                   (3,831)        (3,672)             -           (159)             -

  Payable for employee withdrawals               (121,465)       (56,088)       (55,642)        (4,220)        (5,515)
                                               __________     __________     __________     __________     __________
  Net assets available for benefits           $ 9,034,677    $ 6,967,908    $ 1,453,812    $   380,788    $   232,169
                                               __________     __________     __________     __________     __________
                                               __________     __________     __________     __________     __________

The accompanying notes are an integral part of the financial statements.



HARSCO CORPORATION SAVINGS PLAN II

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
INFORMATION

For the year ended December 31, 1993

                                                               Harsco
                                                               Common          Fixed          Managed        Indexed
                                                                Stock          Income         Equity         Equity
                                                  Total       Funds A & C      Fund B         Fund E         Fund F
                                               __________     ___________    __________     __________     __________
Assets
Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value
      of investments                          $   568,575    $   502,642    $         -    $    47,233    $    18,700

    Dividends                                     344,105        273,265              -         57,401         13,439

    Interest - short-term investments               5,439          4,429            552            266            192

    Interest - group annuity contract             100,814              -        100,814              -              -
                                               __________     __________     __________     __________     __________
                                                1,018,933        780,336        101,366        104,900         32,331
  Cash Contributions:
    Employer's, less forfeitures
      of $4,033                                   705,303        705,303              -              -              -

    Participant's                               1,667,670        958,041        316,997        234,070        158,562
                                               __________     __________     __________     __________     __________
      Total additions                           3,391,906      2,443,680        418,363        338,970        190,893
                                               __________     __________     __________     __________     __________
Deductions
Deductions from net assets attributed to:
  Employee withdrawals                            543,826        276,016        206,175         37,892         23,743

  Participants transferred to Harsco
    Savings Plan                                   50,373         40,311          6,828          1,875          1,359
                                               __________     __________     __________     __________     __________
      Total deductions                            594,199        316,327        213,003         39,767         25,102
                                               __________     __________     __________     __________     __________
Net increase prior to interfund transfers       2,797,707      2,127,353        205,360        299,203        165,792

Interfund transfers                                     -         30,280        (23,198)        (6,174)          (908)
                                               __________     __________     __________     __________     __________
  Net increase                                  2,797,707      2,157,633        182,162        293,029        164,883

Net assets available for benefits:
  December 31, 1992, as previously
    reported                                    9,034,677      6,967,908      1,453,812        380,788        232,169

  Cumulative effect of accounting
    change (Note 2)                               121,465         56,088         55,642          4,220          5,515
                                               __________     __________     __________     __________     __________
  December 31, 1992                             9,156,142      7,023,996      1,509,454        385,008        237,684
                                               __________     __________     __________     __________     __________
  December 31, 1993                           $11,953,849    $ 9,181,629    $ 1,691,616    $   678,037    $   402,567
                                               __________     __________     __________     __________     __________
                                               __________     __________     __________     __________     __________

The accompanying notes are an integral part of the financial statements.



NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN II

1.  General Description of Plan:

The following description of the Harsco Corporation Savings Plan II ("Savings Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Savings Plan, which became effective January 1, 1989, is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

All employees who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of the Company in the United States, its territories and possessions and are covered by a collective bargaining agreement that expressly provides that the employees subject thereto shall be covered by, or remain covered by, this Plan, are deemed "Covered Employees". Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Covered Employees under this Plan and the date as of which their coverage commenced. Any Covered Employee who has completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of his employment is deemed an "Eligible Employee".

To participate in the Savings Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 2% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "After-Tax Contributions" and what percentage will be "Tax-Saver Contributions." Based on the participants' collective bargaining unit agreement, a participant who makes Matched After-Tax and/or Matched Tax-Saver Contributions in an aggregate amount of 4%, 5% or 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched After-Tax and/or Unmatched Tax-Saver Contribution. In no event during the year, based on the participants' collective bargaining unit agreement, may (a) Matched After-Tax and Matched Tax-Saver Contributions exceed 4%, 5% or 6% of compensation, (b) Unmatched After-Tax and Unmatched Tax-Saver Contributions exceed 10% of compensation or (c) Tax-Saver Contributions exceed the amount specified by the Internal Revenue Service code which is $8,994. Tax-Saver Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Savings Plan and shall not constitute a reduction in the participant's taxable income for the purposes of
Section 401(k) of the Code.

Pursuant to the Savings Plan, the Company will make monthly contributions either wholly or partially in cash or Common Stock of the Company to the Trustee for the account of each participant in an amount equal to 50% of the first 4%, 5% or 6% of such participants' compensation designated as Matched After-Tax Contributions and/or
Matched Tax-Saver Contributions. These contributions are referred to as "Company Contributions".

2.  Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Payment of Benefits:

In 1993, the Savings Plan adopted the provisions of the AICPA Audit and Accounting Guide, "Audits of Employee Benefits Plans", requiring that amounts allocated to withdrawing participants not be reported as a liability in the statement of net assets available for plan benefits.
As a result, the Savings Plan recorded a cumulative effect adjustment at the beginning of 1993 of $121,465. This represents the amounts allocated to withdrawing participants but not yet paid at December 31, 1992. Prior year's financial statements were not restated.

Investment Valuation:

The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. The Participant Group Annuity Contracts with Metropolitan Life Insurance Company (Metropolitan), are stated at cost plus accrued interest with principal and interest guaranteed by Metropolitan. Based on available information at December 31, 1993, the Company believes that the fair value of the Metropolitan Group Annuity Contracts is not significantly different from cost plus accrued interest. The Fidelity Magellan Mutual Fund shares in the Managed Equity Fund are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. The Vanguard 500 Portfolio Index Trust Mutual Fund shares in the Indexed Equity Fund are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the CoreStates Liquidity Fund.

Other:

The plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Fund A and Fund C, described in Note 3, are commingled and share proportionally in income distribution and realization of appreciation or depreciation on investments.

The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of withdrawals prior to full vesting in the plan, are used to reduce the amount of future Company contributions.

3.  Investment Programs:

The Savings Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

  (1) Fund A-(Common Stock purchased with Company contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market, from the Company, or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

  (2) Fund B-(Fixed Income Fund, consisting of investments purchased with participants' contributions): a fund currently maintained through an agreement with one or more insurance companies or other financial institutions, designated by the Company, under which the insurance company or financial institution shall guarantee repayment of the principal and payment of interest at a fixed annual rate for a specified period of time in accordance with the terms of the agreement. However, all participating employees earn interest at a pooled or "blended rate" which is determined each year and is based upon the applicable specific rates for the current and prior years. Consequently, the blended rate for 1993 combines the specific rates for 1992 (6.26%) and 1991 (8.45%), with the 6.70% rate for monies deposited and redeposited in 1993.

  (3) Fund C-(Common Stock purchased with participants' contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market, from the Company, or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

  (4) Fund E-(Managed Equity Fund purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research
Company, Boston, Massachusetts.

  (5) Fund F - (Indexed Equity Fund purchased with participants' contributions): a fund consisting of shares of the Vanguard 500
Portfolio Index Trust mutual fund which is managed by the Vanguard Group, Valley Forge, Pennsylvania.

If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for Funds A and C, the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

Investment choices, which an Eligible Employee may elect, are as follows:

A.  Participant's Matched After-Tax and/or Matched Tax-Saver
Contributions - At the time an Eligible Employee enrolls for participation in the Plan, he shall also elect to have his Matched After-Tax and/or Matched Tax-Saver Contributions invested in accordance with 1 or 2 below, depending upon whether or not he has attained the age of fifty-five (55).

    1. Under Age Fifty-five (55) - In multiples of 25% in Funds B, C, E and/or F provided at least a minimum of 50% of the first 4%, 5% or 6% for 1993 of the Contribution is in Fund C, based on the participants' collective bargaining agreement.

    2. Age Fifty-five (55) and over - In multiples of 25% in Funds B, C, E and/or F in any combination thereof. No minimum percentage is required in any of these Funds.

B. Participant's Unmatched After-Tax Contributions and/or Unmatched Tax-Saver Contributions - At the time of enrollment for participation in the Plan, or as of any subsequent enrollment date, a Participant who elects to make Unmatched After-Tax and/or Unmatched Tax-Saver Contributions shall also elect to have such Contributions invested, whether or not he has attained age fifty-five (55), in multiples of 25% in funds B, C, E and/or F in any combination thereof. No minimum percentage is required in any of these Funds.

There were 773 participants at December 31, 1993 who participated in one or more of the four investment funds. At December 31, 1993 the number of participants selecting each of the investment funds for their contributions was as follows:

    Harsco Corporation Common Stock        754
    Fixed Income Fund                      390
    Managed Equity Fund                    271
    Indexed Equity Fund                    216

4.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


1993

__________
Net assets available for benefits per the financial statements
$11,953,849
Amounts allocated to withdrawing participants
(60,354)

__________
Net assets available for benefits per the Form 5500
$11,893,495

__________

__________

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


1993

__________
Benefits paid to participants per the financial statements          $
543,826
Add:  Amounts allocated to withdrawing participants
  at December 31, 1993
60,354
Less:  Amounts allocated to withdrawing participants
  at December 31, 1992
(121,465)

__________
Benefits paid to participants per the Form 5500                     $
482,715

__________

__________

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.  Subsequent Event:

    (1) On January 1, 1994 FMC Corporation and Harsco Corporation formed a joint venture known as United Defense, L.P. Harsco's BMY-CS Division will be jointly owned with FMC holding a majority interest of 60 percent and Harsco holding the remaining 40 percent. According to the provisions of the agreement, the partnership will establish as part of its' Partnership Benefits Plans a Partnership 401(k) Plan which will be a qualified plan under Section 401(a) of the Code. As soon as practicable after the establishment of the Partnership 401(k) Plan, subject to the receipt of all appropriate governmental actions, FMC and Harsco, respectively, shall cause the trustee of its 401(k) Plan(s) to transfer to a Partnership Master Trust established in connection with the Partnership 401(k) Plan (a) the number of shares of FMC or Harsco stock held under its 401(k) Plan for plan participants and (b) cash, cash equivalents or other securities with a readily determinable market value such that the total of (a) and (b) shall equal the fair market value of the assets of the respective FMC and Harsco 401(k) Plans representing the account balances of plan participants as of the date such assets are transferred. At December 31, 1993 there were 651 participants in the Harsco Corporation Savings Plan II that will transfer into the Partnership 401(k) Plan when established.

    (2) Effective January 1, 1994 Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan. As a result of this merger, the remaining 122 participants in Plan II at December 31, 1993 that are not transferring into the Partnership 401(k) Plan will be included in the Harsco Corporation Savings Plan.

6.  Federal Income Taxes:

The Company received a determination from the Internal Revenue Service on August 26, 1991, that the Plan, effective January 1, 1989, as last amended January 1, 1990, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). Further amendments have been made to the Plan since January 1, 1990 and additional amendments are anticipated to be made in order to comply with the requirements of the Internal Revenue Code as amended. The Company believes that the Plan, as amended, is currently designed and being applied in compliance with the applicable requirements of the Internal Revenue Code and intends to submit the Plan to the Internal Revenue Service for a determination of continued qualification.

As to the Federal Income Tax status of the employee with respect to the Plan, see "Description of Federal Tax Considerations", Exhibit (3), incorporated by reference.



HARSCO SAVINGS PLAN II

ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) (FORM 5500)

December 31, 1993

Shares or                                                                        Current
Par Value      Description of Investment                           Cost           Value
                                                                _________       _________
               Common Stock

 220,177         Harsco Corp. Common Stock, per value $1.25    $6,581,481      $ 8,944,705
                                                                _________       __________

                   Total Common Stock                           6,581,481        8,944,705
                                                                _________       __________

               Contracts - Insurance

$465,270       Metropolitan Life Insurance
               GAC '11979, 8.45%, 1/1/1994                        465,270          468,487

$442,389       Metropolitan Life Insurance
               GAC '13400, 5.48%, 1/1/1996                        442,389          444,412

$721,683       Metropolitan Life Insurance
               GAC '12885, 6.26%, 1/1/1995                        721,683          725,414
                                                                _________       __________

                 Total Contracts - Insurance                    1,629,342        1,638,313
                                                                _________       __________
               Mutual Funds

   9,264       Fidelity Magellan Fund                             613,021          641,341

   8,388       Vanguard Instl Equity Index Fund                   348,985          370,740
                                                                _________       __________
                 Total Mutual Funds                               962,006       1,012,081
                                                                _________       __________
               Total Assets                                    $9,172,829      $11,595,099
                                                                _________       __________
                                                                _________       __________



HARSCO CORPORATION SAVINGS PLAN II
SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d) (FORM 5500)
For the year ended December 31, 1993

                                                 (i), (ii)
      (a)                       (b)              Total Number      Value of            (v)
Identity of                 Description          of Purchase(P)    Purchases        Net Gain
party involved              of Asset             or Sales(S)       or Sales         or (Loss)
_____________________________________________________________________________________________
Harsco Corporation,        Harsco Common            (P)   135      $1,735,393       $     0
  plan sponsor               Stock, Fund A and      (S)     1      $   20,806       $ 2,253
                             Fund C

Metropolitan Life          Group Insurance          (P)     7      $  440,405       $     0
  Insurance Company          Contract Fixed         (S)     4      $   57,908       $     0
                             Income, Fund B,
                             Interest 5.48% to
                             8.45% guaranteed
                             rate, unit price $1

Corestates Financial       Corestates Liquidity     (P)   109      $2,517,226       $     0
  Corporation                Fund, Money            (S)   186      $2,836,124       $     0

Vanguard                   Mutual Fund -            (P)    17      $  189,543       $     0
                             Indexed Equity,        (S)     9      $  390,979       $17,591



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


HARSCO CORPORATION SAVINGS PLAN II


BY  /S/ Richard C. Hawkins
    R. C. Hawkins, Chairman
    Plan Administrative Committee


June 28, 1994



HARSCO CORPORATION SAVINGS PLAN II
Annual Report on Form 11-K
for the year ended December 31, 1993


INDEX TO EXHIBITS


Exhibit
Number   Data Required                         Location in 11-K

    1    Consent of Independent Accountants    Page 18

    2    Participant's Statement of Account    Page 19

    3    Description of Federal Tax            Incorporated by reference
          Considerations                       from pages 49-54 Post
Effective
                                               Amendment No. 2 to form
S-8
                                               Registration Statement
                                               (Registration No.
33-24854)
                                               effective April 30, 1990.

    4   Appendix "B" to Savings Plan II        Page 20



EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Post Effective Amendment No. 2 to Form S-8 Registration Statement (Registration No. 33-24854) of our report which includes an emphasis of a matter paragraph regarding the merger of Harsco Corporation Savings Plan II into Harsco Corporation Savings Plan and explanatory paragraphs regarding (1) supplemental schedules and fund information and (2) a change in the method of accounting for participant withdrawals in 1993, dated June 28, 1994, on our audits of the net assets available for benefits of the Harsco Corporation Savings Plan II as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K.



                                  COOPERS & LYBRAND


Philadelphia, Pennsylvania
June 28, 1994



EXHIBIT 2

HARSCO CORPORATION SAVINGS PLAN
AS OF DECEMBER 31, 1993

Total Tax-Saver Contributions To-Date                           $0.00
Total After-Tax Contributions To-Date                           $0.00
Total Company Contributions To-Date                             $0.00
Total Earnings To-Date                                          $0.00
Total Value of Your Account                                     $0.00

     Sample Participant                             SSN:  999-99-9999
     123 Main Street                                      Division 00
     Anywhere, US  12345                                  Location 00

                       Harsco      Fixed       Money       Managed     Indexed
                       Common      Income      Market      Equity      Equity
                       Stock       Fund        Fund        Fund        Fund        Total
Balance as
of 1/1/93              $  0.00     $  0.00     $  0.00     $  0.00     $  0.00     $  0.00

Company
  Contributions           0.00                                                        0.00
  Earnings<F1>            0.00                                                        0.00
  Adjustments

Tax Saver
  Contributions           0.00        0.00        0.00        0.00        0.00        0.00
  Earnings                0.00        0.00        0.00        0.00        0.00        0.00
  Withdrawals
  Transfers
  Adjustments

After-Tax
  Contributions           0.00        0.00        0.00        0.00        0.00        0.00
  Earnings                0.00        0.00        0.00        0.00        0.00        0.00
  Withdrawals
  Transfers
  Adjustments

Balance as
of 12/31/93            $  0.00<F2> $  0.00     $  0.00     $  0.00     $  0.00     $  0.00

Vested Balance as of 12/31/93                                                      $  0.00
Participant as of 07/01/83

<F1>  Includes dividends.
<F2>  Includes $0.000 shares of Harsco Common Stock at $40.625 market value per share plus $0.00 of cash earning interest but not yet invested in stock.



EXHIBIT 4
SAVINGS PLAN II


APPENDIX "B"
COLLECTIVE BARGAINING UNITS



Collective Bargaining Units                   Date of Coverage
___________________________                   ________________

United Steelworkers of America                January 1, 1989
  Local Union No. 7687 (BMY)

International Brotherhood of                  April 1, 1990
  Boilermakers, Iron Shipbuilders
  Blacksmiths, Forgers & Helpers,
  Local Lodge No. 398 (P-K)

United Steelworkers of America                July 1, 1990
  Local Union No. 8628 (HKT)

United Automobile, Aerospace and              January 1, 1992
  Agricultural Implement Workers
  of America
  Local Union No. 2310 (PCS)

International Union of Operating Engineers    June 1, 1992
  Local Union No. 101 (HKT)

United Steelworkers of America                April 1, 1993
  Local Union No. 8027 (IKG)

United Paperworkers International             July 1, 1993
  Local Union No. 50542 (IKG)